                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                               Input/Output, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    457652105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  SCF-IV, L.P.
                             600 Travis, Suite 6600
                              Houston, Texas 77002
                          Attention: Anthony F. DeLuca
                                 (713) 227-7888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 457652105                    13D                          PAGE 2 OF 11

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         SCF-IV, L.P.
--------------------------------------------------------------------------------
  2      Check the Appropriate Box if a Member of a Group               (a) [ ]
         (See Instructions)                                             (b) [X]

--------------------------------------------------------------------------------
  3      SEC Use Only

--------------------------------------------------------------------------------
  4      Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
  5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
  6      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
       Number of           7    Sole Voting Power

         Shares                 2,673,517*
                           -----------------------------------------------------
      Beneficially         8    Shared Voting Power

        Owned by                None
                           -----------------------------------------------------
          Each             9    Sole Dispositive Power

       Reporting                2,673,517*
                           -----------------------------------------------------
      Person With          10   Shared Dispositive Power

                                None
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,673,517*
--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

        5.0%**
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
* The reporting person may be deemed to beneficially own 2,673,517 shares of common stock of the Issuer by exercising a warrant to purchase shares of common stock at an initial exercise price of $8.00 per share. The warrant may be exercised, in whole or in part, at any time until August 5, 2005. The actual number of shares of common stock issuable upon full exercise of the warrant is indeterminable because such number of shares of common stock and the exercise price are subject to certain anti-dilution adjustments as set forth in the warrant.

**       Based on information provided by the Issuer as of March 31, 2002.

CUSIP NO. 457652105                    13D                          PAGE 3 OF 11

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         SCF-IV, G.P., Limited Partnership
--------------------------------------------------------------------------------
  2      Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [X]

--------------------------------------------------------------------------------
  3      SEC Use Only

--------------------------------------------------------------------------------
  4      Source of Funds (See Instructions)

         AF
--------------------------------------------------------------------------------
  5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
       Number of           7    Sole Voting Power

         Shares                 2,673,517*
                           -----------------------------------------------------
      Beneficially         8    Shared Voting Power

        Owned by                None
                           -----------------------------------------------------
          Each             9    Sole Dispositive Power

       Reporting                2,673,517*
                           -----------------------------------------------------
      Person With          10   Shared Dispositive Power

                                None
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,673,517*
--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

        5.0%**
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
* The reporting person may be deemed to beneficially own 2,673,517 shares of common stock of the Issuer by exercising a warrant to purchase shares of common stock at an initial exercise price of $8.00 per share. The warrant may be exercised, in whole or in part, at any time until August 5, 2005. The actual number of shares of common stock issuable upon full exercise of the warrant is indeterminable because such number of shares of common stock and the exercise price are subject to certain anti-dilution adjustments as set forth in the warrant.


**       Based on information provided by the Issuer as of March 31, 2002.

CUSIP NO. 457652105                    13D                          PAGE 4 OF 11

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        L. E. Simmons & Associates, Incorporated
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
        (See Instructions)                                               (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)

        AF
--------------------------------------------------------------------------------
  5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
       Number of           7    Sole Voting Power

         Shares                 2,673,517*
                           -----------------------------------------------------
      Beneficially         8    Shared Voting Power

        Owned by                None
                           -----------------------------------------------------
          Each             9    Sole Dispositive Power

       Reporting                2,673,517*
                           -----------------------------------------------------
      Person With          10   Shared Dispositive Power

                                None
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,673,517*
--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

        5.0%**
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------
* The reporting person may be deemed to beneficially own 2,673,517 shares of common stock of the Issuer by exercising a warrant to purchase shares of common stock at an initial exercise price of $8.00 per share. The warrant may be exercised, in whole or in part, at any time until August 5, 2005. The actual number of shares of common stock issuable upon full exercise of the warrant is indeterminable because such number of shares of common stock and the exercise price are subject to certain anti-dilution adjustments as set forth in the warrant.


**       Based on information provided by the Issuer as of March 31, 2002.

CUSIP NO. 457652105                    13D                          PAGE 5 OF 11

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        L. E. Simmons
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                (a) [ ]
        (See Instructions)                                              (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)

        AF
--------------------------------------------------------------------------------
  5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
       Number of           7    Sole Voting Power

         Shares                 2,673,517*
                           -----------------------------------------------------
      Beneficially         8    Shared Voting Power

        Owned by                None
                           -----------------------------------------------------
          Each             9    Sole Dispositive Power

       Reporting                2,673,517*
                           -----------------------------------------------------
      Person With          10   Shared Dispositive Power

                                None
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,673,517*
--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

        5.0%**
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
* The reporting person may be deemed to beneficially own 2,673,517 shares of common stock of the Issuer by exercising a warrant to purchase shares of common stock at an initial exercise price of $8.00 per share. The warrant may be exercised, in whole or in part, at any time until August 5, 2005. The actual number of shares of common stock issuable upon full exercise of the warrant is indeterminable because such number of shares of common stock and the exercise price are subject to certain anti-dilution adjustments as set forth in the warrant.


**       Based on information provided by the Issuer as of March 31, 2002.

CUSIP NO. 457652105                    13D                          PAGE 6 OF 11


         Reference is made to the statement on Schedule 13D filed on April 30, 1999, as amended by the Statement on Schedule 13D/A filed on August 18, 1999 (collectively, the "Statement"), by the Reporting Persons with respect to their beneficial ownership of common stock, par value $.01 per share (the "Common Stock"), of Input/Output, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Statement.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Statement is amended to add the following:

         On August 6, 2002, SCF-IV, L.P., a limited partnership organized under the laws of the State of Delaware ("SCF-IV"), and the Issuer entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which SCF-IV sold, conveyed and transferred (i) 40,000 shares of the Issuer's Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), and (ii) 15,000 shares of the Issuer's Series C Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), to the Issuer in exchange for the sale, conveyance and transfer by the Issuer of (a) $30 million in cash, (b) an unsecured promissory note of the Issuer payable to SCF-IV in the original principal amount of $31 million maturing on May 7, 2004 (the "Note"), and (c) a warrant having a three-year term to purchase 2,673,517 shares of Common Stock (the "Warrant"). SCF-IV may exercise the Warrant at any time until August 5, 2005.

         Pursuant to the Exchange Agreement, the Issuer also entered into a Registration Rights Agreement with SCF-IV dated August 6, 2002 (the "Registration Rights Agreement"). SCF-IV and the Issuer further agreed that the Purchase Agreement dated April 21, 1999 and the Registration Rights Agreement dated May 7, 1999, each between SCF-IV and the Issuer, were terminated and of no further force or effect.

         A more complete description of the Exchange Agreement, the Warrant, the Note, the Registration Rights Agreement and related matters are provided below in response to Item 4.

     ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Statement is amended and restated as follows:

         The Exchange Agreement described in Item 3 above resulted from negotiations with the Issuer. The Warrant, the shares of Common Stock issuable upon exercise of the Warrant and the Note are held for investment purposes. SCF-IV intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to SCF-IV, general stock market and economic conditions, tax considerations and other factors deemed relevant, SCF-IV may decide to increase or decrease the size of its investment in the Issuer, subject to the terms of the Exchange Agreement, the Warrant, the Note and the Registration Rights Agreement.

         The Exchange Agreement, the Warrant, the Note and the Registration Rights Agreement are each filed as exhibits to this Statement and incorporated herein by reference, and the

CUSIP NO. 457652105                    13D                          PAGE 7 OF 11


following summaries of the terms of such agreements or instruments are qualified by reference to the actual agreements or instruments.

     EXCHANGE AGREEMENT

         General. As described in response to Item 3 above, SCF-IV sold, conveyed and transferred 40,000 shares of Series B Preferred Stock and 15,000 shares of Series C Preferred Stock, currently held by SCF-IV, to the Issuer in exchange for the sale, conveyance and transfer to SCF-IV of (i) $30 million in cash, (ii) the Note, and (iii) the Warrant. The transfer of the 40,000 shares of Series B Preferred Stock and the 15,000 shares of Series C Preferred Stock by SCF-IV to the Issuer represents all of the shares of such securities held by SCF-IV.

         Board Representation. As contemplated by the Exchange Agreement on August 6, 2002, David C. Baldwin, SCF-IV's designee to the Issuer's Board of Directors, resigned from the Board of Directors and all other offices and positions of the Issuer which he held.

         Termination of Prior Agreements. SCF-IV and the Issuer agreed that the Purchase Agreement dated April 21, 1999 and the Registration Rights Agreement dated May 7, 1999, each between the Issuer and SCF-IV, are terminated and of no further force or effect.

     WARRANT

         The Warrant entitles the holder thereof to purchase, in the aggregate, 2,673,517 shares of Common Stock (the "Underlying Shares") at an initial exercise price of $8.00 per share. The Warrant is exercisable at any time, in whole or in part, prior to August 5, 2005. The Warrant may be exercised either
(i) by delivering cash, indebtedness or other obligations of the Issuer for cancellation by the Issuer, or any combination of the foregoing, equal to the aggregate exercise price or (ii) on a cashless basis. The exercise price and the number of Underlying Shares are subject to certain anti-dilution adjustments set forth in the Warrant.

         The Warrant will not be exercisable by the holder thereof for any number of shares of Common Stock that would cause such holder to own beneficially more than 5% of the aggregate number of outstanding shares of Common Stock, minus one share, unless such holder shall have provided the Issuer with not less than 65 days' prior written notice of its current intent to exercise the Warrant for such greater number of shares.

         In the event the Issuer undergoes a business combination with respect to which the holders of Common Stock receive aggregate consideration of which less than 60% of the aggregate value thereof is in the form of publicly traded common equity, the holder of the Warrant is entitled, for a period of five business days following the consummation of the business combination, to require the Issuer to purchase all (but not less than all) of the Warrant that remains unexercised.

         Under the terms of the Warrant, the holder thereof is not entitled to any voting rights by virtue of its interest in the Warrant. Upon exercise of some or all of the Warrant, the holder will be entitled to vote the Underlying Shares on the same terms as all other holders of shares of Common Stock.

CUSIP NO. 457652105                    13D                          PAGE 8 OF 11


     NOTE

         The Note is an unsecured promissory note in the original principal amount of $31 million. From August 6, 2002 through May 7, 2003, the Note bears interest at a rate per annum of 8%. From May 8, 2002 until maturity on May 7, 2004, the Note bears interest at a rate per annum of 13%. Interest on the outstanding principal balance of the Note shall be due and payable in quarterly installments commencing on November 7, 2002. The Issuer has the right to prepay the outstanding principal balance, plus accrued and unpaid interest thereon, in whole or in part, at any time or from time to time without premium or penalty.

     REGISTRATION RIGHTS AGREEMENT

         Pursuant to the Exchange Agreement, the Issuer and SCF-IV entered into the Registration Rights Agreement to provide for the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the Underlying Shares. The Registration Rights Agreement entitles the holder or holders of at least a majority of the then outstanding Registrable Securities (which subject to certain limitations means the Underlying Shares and any other securities issued or issuable with respect to the Underlying Shares) to, at any time, request one registration by the Issuer of all or part of their Registrable Securities (a "Demand Registration"); provided, however, that the number of Registrable Securities to be included in such demand registration must be at least 500,000 (as adjusted for certain changes in the capitalization of the Issuer). The expenses incurred in connection with a Demand Registration will be borne by the sellers of Registrable Securities and any other persons selling Common Stock pursuant to the Demand Registration on a pro rata basis. The Registration Rights Agreement also entitles the holders of Registrable Securities to have such securities registered whenever the Issuer proposes to register any securities under the Securities Act (a "Piggyback Registration"). As contemplated by the Registration Rights Agreement, the ability of the holders of Registrable Securities to participate in a Piggyback Registration will depend on the individual circumstances and the nature of the offering at issue. The expenses of the holders of Registrable Securities included in a Piggyback Registration will be borne by the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is amended and restated as follows:

         (a) and (b). Based upon information contained in the Issuer's periodic reports, approximately 50,956,889 shares of Common Stock were issued and outstanding as of March 31, 2002.

         SCF-IV may be deemed to beneficially own 2,673,517 shares of Common Stock based on its right to acquire such number of shares of Common Stock pursuant to the Warrant. Such 2,673,517 shares of Common Stock would constitute approximately 4.985% of the issued and outstanding Common Stock of the Issuer. This amount excludes an indeterminate number of additional shares of Common Stock that may be acquired by SCF-IV pursuant to the Warrant as a result of certain anti-dilution adjustments to the number of Underlying Shares and the exercise price.

CUSIP NO. 457652105                    13D                          PAGE 9 OF 11


         SCF-IV, G.P., Limited Partnership ("SCF-IV G.P.") does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-IV, it may be deemed to beneficially own all of the shares of Common Stock of the Issuer SCF-IV is deemed to beneficially own as described above. L. E. Simmons & Associates, Incorporated ("Simmons & Associates") does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-IV G.P., it may be deemed to beneficially own all of the shares of Common Stock of the Issuer SCF-IV G.P. is deemed to beneficially own. L. E. Simmons does not directly own any securities of the Issuer, but, because he is the sole stockholder of Simmons & Associates, he may be deemed to beneficially own all of the shares of Common Stock of the Issuer Simmons & Associates is deemed to beneficially own.

         (c). Other than the transactions described herein, neither SCF-IV nor any person identified in Item 2 has effected any transactions in the Common Stock of the Issuer during the preceding sixty days.

         (d). Not applicable.

         (e). The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on August 6, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in Items 3, 4 and 5, SCF-IV has no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer that are required to be described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Statement is amended and restated as follows:

*  EXHIBIT A   Exchange Agreement dated as of August 6, 2002 between the Issuer and SCF-IV.

*  EXHIBIT B   Common Stock Purchase Warrant issued as of August 6, 2002 by the
               Issuer to SCF-IV.

*  EXHIBIT C   Promissory Note dated August 6, 2002 by the Issuer to SCF-IV.

*  EXHIBIT D   Registration Rights Agreement dated August 6, 2002 between the
               Issuer and SCF-IV.

** EXHIBIT E   Joint Filing Agreement, dated as of April 30, 1999, by and among
               SCF-IV, SCF-IV G.P., Simmons & Associates and L. E. Simmons.

----------
* Filed herewith.

** Previously filed.

CUSIP NO. 457652105                    13D                         PAGE 10 OF 11


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2002

                              SCF-IV, L.P.

                              By:  SCF-IV, G.P., Limited Partnership

                                   By:  L. E. Simmons & Associates, Incorporated

                                        By:      /s/ L. E. SIMMONS
                                           ---------------------------------
                                                 L. E. Simmons, President


                              SCF-IV, G.P., LIMITED PARTNERSHIP

                              By:  L. E. Simmons & Associates, Incorporated

                                   By:      /s/ L. E. SIMMONS
                                      --------------------------------
                                            L. E. Simmons, President


                              L. E. SIMMONS & ASSOCIATES, INCORPORATED

                              By:      /s/ L. E. SIMMONS
                                 ---------------------------------
                                       L. E. Simmons, President


                              L. E. SIMMONS

                              By:      /s/ L. E. SIMMONS
                                 ---------------------------------
                                       L. E. Simmons, individually

CUSIP NO. 457652105                    13D                         PAGE 11 OF 11


                                  EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
*  EXHIBIT A   Exchange Agreement dated as of August 6, 2002 between the Issuer and SCF-IV.

*  EXHIBIT B   Common Stock Purchase Warrant issued as of August 6, 2002 by the
               Issuer to SCF-IV.

*  EXHIBIT C   Promissory Note dated August 6, 2002 by the Issuer to SCF-IV.

*  EXHIBIT D   Registration Rights Agreement dated August 6, 2002 between the
               Issuer and SCF-IV.

** EXHIBIT E   Joint Filing Agreement, dated as of April 30, 1999, by and among
               SCF-IV, SCF-IV G.P., Simmons & Associates and L. E. Simmons.

----------
* Filed herewith.

** Previously filed.